Exhibit 2

TAT Technologies Ltd.
Giborei Israel 7, Netanya 4250407, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF TAT TECHNOLOGIES LTD.

The undersigned, a shareholder of TAT Technologies Ltd. (the “Company”), an Israeli corporation, hereby appoints Adv. Idan Lidor, and Adv. Shachar Hananel or either of them, attorney or attorneys of the undersigned, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the special general meeting of shareholders of the Company to be held at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel, on July 18, 2022 at 17:00 P.M. Israel time, or at any adjournment(s) or postponement(s) thereof (the "Meeting"), with respect to all of the ordinary shares, par value NIS 0.90, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below in this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a “FOR” vote, other than Items 1 through 2.

A shareholder’s proxy card must be received by the Company no later than July 18 2022, 13:00 P.M. Israel time; otherwise it shall not be valid at the Meeting.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WITH RESPECT TO ITEMS 1 AND 2, WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE PROPOSALS SET FORTH IN ITEMS 1 AND 2. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEMS 1 AND 2, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO SUCH ITEM.

		FOR	AGAINST	ABSTAIN
Item No. 1
Approval of the re-election of Mr. Aviram Halevi to serve as an external director in the Company for an additional three (3) years term commencing on the date of his election at the meeting and approval of his recompense.
		☐	☐	☐

		YES	NO
	Do you have a Personal Interest in the approval of the Item No. 1? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item No. 1).	☐	☐

		FOR	AGAINST	ABSTAIN
Item No. 2	Approval to renew grant letters of indemnification by the Company to its Director associated with the controlling shareholder.	☐	☐	☐

		YES	NO
	Do you have a Personal Interest in the approval of the Item No. 2? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item No. 2)	☐	☐

PLEASE INDICATE ON THE FOLLOWINGS:
		YES	NO
	Are you the Controlling shareholder of the Company (with respect to Items 1 and 2)?	☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on July 18, 2022, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the special general meeting or any adjournments thereof.

Signature _______________     Date ___________ 2022.

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.